Exhibit 99.3

NICE Opens New Practice Dedicated to Dodd-Frank Act and is
Working with Leading Financial Services Firms to Address its
Requirements

Financial institutions can leverage NICE’s expertise and solutions to ensure compliance with key components of the Dodd-Frank Wall Street Reform and
Consumer Protection Act relating to transactions and interactions for trading floors, contact centers, back offices and branches

Ra’anana, Israel, April 19, 2012, NICE (NASDAQ: NICE), announced today that it has established a practice dedicated to the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank), and is working with a number of leading financial institutions in the United States as part of their preparation to be compliant with the new recordkeeping and risk management requirements. The focus of these efforts is on leveraging NICE’s extensive experience and solutions for trading floors, contact centers, back offices and branches that are relevant to two critical elements of Dodd-Frank, which are increased transparency in financial transactions and strengthening consumer protections.

NICE has a dedicated team of experts who assist institutions of all sizes in understanding and assessing the anticipated requirements of the act, as well as leveraging NICE’s solutions and technologies in order to be in compliance.

“Financial institutions must already take action to be compliant with the evolving requirements of Dodd-Frank,” said Benny Einhorn, Chief Marketing Officer at NICE. “In partnership with top U.S. institutions, we are leveraging our industry domain expertise, and our unique position of offering a broad range of compliance technologies and solutions across channels to help shape the approach organizations will need to take to comply with this act.”

Dodd-Frank requirements for financial institutions and trading firms are complex and technologically demanding, requiring a wide spectrum of solutions across the enterprise. New levels of self-directed monitoring and surveillance  are necessary for companies to achieve regulator transparency and trading controls. In addition, institutions must improve recordkeeping and real-time reporting of all written and oral communications relating to a transaction, while maintaining them securely in a manner which is readily retrievable via electronic access. Contact centers must also follow a new level of financial transparency and enforcement.

NICE is actively engaged in the design and implementation of solutions to help these organizations achieve compliance such as the examples below:

The NICE Actimize Hedge Funds Trading Compliance solution includes a broad range of analytical models designed to detect illicit or non-compliant behavior by combining proven, out-of-the-box detection and investigation capabilities to ensure timely identification of potential compliance issues, such as insider trading, market manipulation, securities fraud, and deceptive practices. The solution includes comprehensive audit, query and reporting tools.

NICE Actimize trading compliance solutions are addressing Dodd-Frank’s new requirements for commodities trading with upcoming versions of its Energy Trading Compliance solution enabling commodities traders (in this case, Energy) to monitor and report on their global trade positions and related trading activity.

The NICE Trading Floor Compliance solution provides customers with the ability to reconstruct trade communications as they happen, tie them to SWAP transactions and enable a search through every type of related interaction including voice, instant messaging and email. The solution can scan all communications for compliance risks based on predefined risk categories resulting in automatic alerts to provide compliance departments with greater insight into all communication which is relevant to the transaction.

The NICE Contact Center Compliance Enforcement solution provides capabilities for disclosure enforcement, script adherence, policy guidance and lending/credit criteria validation. This comprehensive set of functionalities together with NICE’s vast contact center expertise and key technological offerings, including compliance recording, real-time automation, decisioning and guidance, and interaction analytics, enables contact centers to comply with the new regulations.

About NICE
NICE (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn + 972 9 775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Einhorn, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.